UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the Month of May 2015

001-36345
(Commission File Number)

GALMED PHARMACEUTICALS LTD.

(Exact name of Registrant as specified in its charter)

8 Shaul Hamelech Blvd.

Amot Mishpat Bldg.

Tel Aviv 6473307, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): ____

On May 11, 2015, Galmed Pharmaceuticals Ltd. held an Annual General Meeting of Shareholders (the "Meeting"). At the Meeting, the Company's shareholders voted on proposals to (i) elect Dr. Maya Halpern as Class I director to serve as a member of the Board of Directors of the Company until the 2018 annual meeting of shareholders; (ii) approve equity awards to non-management members of the Board of Directors of the Company; (iii) approve equity awards and the grant of 2014 special bonus to Allen Baharaff, the Company’s President and Chief Executive Officer and a director; (iv) approve equity awards and the grant of 2014 special bonus to Dr. Maya Halpern, the Company’s Chief Medical Officer and a director; (v) approve annual cash bonuses, and related objectives and terms thereof, for 2015 to Allen Baharaff, the Company’s President and Chief Executive Officer and a director, and to Dr. Maya Halpern, the Company’s Chief Medical Officer and a director; (vi) approve an amendment to the Company’s 2013 Incentive Share Option Plan; (vii) approve an increase in the number of shares available for future issuance under the Company’s 2013 Incentive Share Option Plan; (viii) appoint Brightman Almagor Zohar & Co., a member firm of Deloitte Touche Tohmatsu Limited, as the Company’s independent registered public accounting firm until the 2016 annual meeting of shareholders, each as described in the proxy statement for the Meeting filed by the Company with the Securities and Exchange Commission as an exhibit to the Company's report on Form 6-K on April 2, 2015. The proposals brought before the shareholders at the Meeting have been approved by the shareholders by the requisite majority in accordance with the Israeli Companies Law, 5759-1999.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Galmed Pharmaceuticals Ltd.
Date: May 14, 2015	By: /s/ Allen Baharaff Allen Baharaff President and Chief Executive Officer